



Impact Infrastructure, Inc. d.b.a. Autocase

Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

Table of Contents



WOLF & COMPANY, P.C.

Independent Auditor's Report

To the Board of Directors of Impact Infrastructure, Inc.:

Opinion

We have audited the consolidated financial statements of Impact Infrastructure, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has relied primarily on financing from a stockholder to fund its operations. Until the Company is able to generate positive cash flows from operations or secure additional financing, it will be dependent on the resources of this stockholder. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Wolf + Company, P.C.

Boston, Massachusetts
November 21, 2023

Impact Infrastructure, Inc.

Consolidated Balance Sheets

December 31, 2022 and 2021

Assets

	2022	2021
Current assets:		
Cash and cash equivalents	$ 57,948	$ 98,950
Accounts receivable	306,344	204,787
Other receivables	35,933	39,418
Prepaid expenses and other current assets	1,228	4,334
Total current assets	401,453	347,489
Property and equipment, net	2,096	3,299
Internally developed software, net	473,846	511,172
Total assets	$ 877,395	$ 861,960

Liabilities and Stockholders' Deficit

	2022	2021
Current liabilities:		
Line of credit	$ 94,439	$ 94,729
Accounts payable	61,044	39,399
Accrued expenses	223,909	29,665
Contract liabilities	109,935	132,146
Bridge loans	541,123	541,123
Notes payable to officer/stockholder	1,337,304	243,670
Phantom share liability	209,016	300,080
Total current liabilities	2,576,770	1,380,812
Long-term liabilities:		
Economic Injury Disaster Loan	496,864	501,900
Total liabilities	3,073,634	1,882,712
Commitments		
Stockholders' deficit:		
Series A convertible preferred stock, $0.01 par value, 50,000 shares authorized, 19,513 shares issued and outstanding at December 31, 2022 and 2021 (preference in liquidation of $2,000,083 at December 31, 2022)	2,000,083	2,000,083
Common stock, $0.01 par value, 3,000,000 shares authorized, 1,585,770 shares issued and outstanding at December 31, 2022 and 2021	15,858	15,858
Additional paid-in capital	7,707,584	7,534,583
Accumulated deficit	(12,007,137)	(10,675,179)
Accumulated other comprehensive income	87,373	103,903
Total stockholders' deficit	(2,196,239)	(1,020,752)
Total liabilities and stockholders' deficit	$ 877,395	$ 861,960

See independent auditor's report and notes to the consolidated financial statements.

Impact Infrastructure, Inc.

Consolidated Statements of Loss and Comprehensive Loss

Years Ended December 31, 2022 and 2021

	2022	2021
Revenue	$ 981,532	$ 910,563
Operating expenses	2,318,467	1,399,722
Loss from operations	(1,336,935)	(489,159)
Other income (expense):		
Interest expense	(41,298)	(12,020)
Other	11,333	17,431
Total other income (expense), net	(29,965)	5,411
Loss before taxes	(1,366,900)	(483,748)
Benefit from income taxes	(34,942)	(36,302)
Net loss	(1,331,958)	(447,446)
Other comprehensive loss:		
Foreign currency translation loss	(16,530)	(485)
Total other comprehensive income loss	(16,530)	(485)
Comprehensive loss	$ (1,348,488)	$ (447,931)

See independent auditor's report and notes to the consolidated financial statements

Impact Infrastructure, Inc.

Consolidated Statements of Changes in Stockholders' Deficit

Years Ended December 31, 2022 and 2021

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	19,513	$ 2,000,083	1,374,210	$ 13,742	$ 5,930,179	$ (10,227,733)	$ 104,388	$ (2,179,341)
Conversion of notes payable to common stock	-	-	211,560	2,116	1,584,984	-	-	1,587,100
Share-based compensation	-	-	-	-	19,420	-	-	19,420
Net loss	-	-	-	-	-	(447,446)	-	(447,446)
Translation adjustment	-	-	-	-	-	-	(485)	(485)
Balance at December 31, 2021	19,513	2,000,083	1,585,770	15,858	7,534,583	(10,675,179)	103,903	(1,020,752)
Share-based compensation	-	-	-	-	173,001	-	-	173,001
Net loss	-	-	-	-	-	(1,331,958)	-	(1,331,958)
Translation adjustment	-	-	-	-	-	-	(16,530)	(16,530)
Balance at December 31, 2022	19,513	$ 2,000,083	1,585,770	$ 15,858	$ 7,707,584	$ (12,007,137)	$ 87,373	$ (2,196,239)

See independent auditor's report and notes to the consolidated financial statements.

Impact Infrastructure, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,331,958)	$ (447,446)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Share-based compensation	173,001	19,420
Depreciation and amortization	344,065	372,535
Changes in operating assets and liabilities:		
Accounts receivable	(101,658)	(88,728)
Other receivables	859	9,304
Prepaid expenses and other current assets	3,107	27,358
Contract liabilities	(22,211)	65,159
Accounts payable	22,019	12,604
Accrued expenses	197,284	(58,780)
Phantom share liability	(91,064)	(212,420)
Other assets	-	957
Net cash used in operating activities	(806,556)	(300,037)
Cash flows from investing activities:		
Purchase of property and equipment	(4,247)	8,774
Capitalized internally developed software costs	(301,274)	(315,456)
Net cash used in investing activities	(305,521)	(306,682)
Cash flows from financing activities:		
Proceeds (repayments) on line of credit, net	(290)	18,199
Proceeds from Bridge loans	-	541,122
Proceeds (repayments) from Economic Injury Disaster Loan	(5,036)	350,000
Proceeds from notes payable to officer/stockholder	1,183,106	775,500
Repayments of notes payable to officer/stockholder	(84,208)	(1,040,204)
Net cash provided by financing activities	1,093,572	644,617
Effect of exchange rate changes on cash and cash equivalents	(22,497)	(2,231)
Net change in cash and cash equivalents	(41,002)	35,667
Cash and equivalents at beginning of year	98,950	63,283
Cash and equivalents at end of year	$ 57,948	$ 98,950
Supplemental disclosure of cash flow information:		
Interest paid	$ 41,298	$ 12,020
Supplemental non-cash financing activity:		
Conversion of notes payable to common stock	$ -	$ 1,587,100

See independent auditor's report and notes to the consolidated financial statements.

Impact Infrastructure, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

1. NATURE OF OPERATIONS

Business and Basis of Presentation

The consolidated financial statements include the accounts of Impact Infrastructure, Inc. ("Impact Infrastructure") and its wholly-owned subsidiary Impact Infrastructure Canada, Inc. ("Impact Canada"), collectively, the "Company." All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company, founded in 2012, provides cloud-based software that automates cost-benefit analysis for sustainable buildings and green infrastructure. Impact Canada provides research and development as well as sales and marketing support to the Company. The Company is headquartered in New York, New York with an office in Toronto, Canada.

Liquidity and reliance on majority stockholder

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company's Chief Executive Officer ("CEO"), to fund its operations (see Note 5). The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

Impact Infrastructure, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses. The Company reviews its accounts receivable to determine if an allowance for doubtful accounts is necessary based on past collection history as well as general economic and credit conditions. Receivables are written off when deemed uncollectible, with any future recoveries recorded as income when received. As of December 31, 2022 and 2021, management has determined that no allowance for doubtful accounts is necessary.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company's cash and cash equivalent are maintained with high-credit quality financial institutions. At times, deposits held may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. In addition, approximately $10,000 at December 31, 2022 was deposited at financial institutions outside the United States.

Revenue earned from one customer represented approximately 9% and 13% of the Company's revenues for the years ended December 31, 2022 and 2021, respectively. The Company generally does not obtain collateral in support of its trade accounts receivable.

Internally Developed Software

The Company reviews certain internal and external costs incurred during the application development stage of internally developed software projects for capitalization. Software is recorded at cost and is amortized using the straight-line method over its estimated useful life, generally three to five years. Costs incurred related to upgrades and enhancements of this internally developed software that significantly increase functionality are capitalized. Amortization of the upgrades and enhancements commences when the software is complete and placed in service.

See independent auditor's report.

8

Impact Infrastructure, Inc.

Costs incurred during the planning and training stages of the software development life cycle are expensed as incurred.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when expected undiscounted cash flows are less than the asset's carrying value. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. No impairment charges were recorded for the years ended December 31, 2022 or 2021.

Property and Equipment

Property and equipment are stated at cost, net of depreciation and amortization. Depreciation and amortization is computed over the estimated useful lives of the related assets on a straight-line basis as follows:

	Estimated Useful Life
Equipment	3-5 years
Computer software	3-5 years
Office furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or estimated useful life

Upon retirement or sale, the cost and the related accumulated depreciation and amortization are eliminated and any resulting gain or loss is credited or charged to income. Expenditures for repairs and maintenance costs are charged to expense as incurred.

Revenue from Contracts with Customers

Revenue is recognized upon transfer of control of promised goods and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Goods and services which are determined to be distinct are accounted for as separate performance obligations. After determining the performance obligations in a contract, the Company then determines the transaction price, allocates the transaction price to the performance obligations based upon relative standalone selling prices, and recognizes revenue when the performance obligation is satisfied.

Customer contracts may include software subscription and consulting services or both. The Company evaluated its contracts and determined that software subscriptions and consulting services are separate performance obligations. When these services are sold together the transaction price is allocated based on the observable standalone selling price for each performance obligation. All contracts have fixed transaction prices.   Software subscriptions are sold as term-based subscriptions, generally one year, and revenue is recognized ratably over the subscription term as access to the software is provided to the customer. Consulting services are primarily based on time and materials and revenue is recognized monthly upon delivery of services.

Software subscriptions are billed annually in advance and recorded as a contract liability. Consulting services are billed monthly. At December 31, 2022 and 2021, contract liabilities related to software subscriptions totaled $109,935 and $132,146, respectively, and are expected to be recognized as revenue within one year.

Reimbursements, including those relating to travel, other out-of-pocket expenses and third-party costs, are included in revenues. The related reimbursable expenses are included in operating expenses.

Revenue for the year ended December 31, 2022 and 2021 was comprised of the following:

	2022	2021
Software subscriptions	$ 268,516	$ 320,650
Consulting services	713,017	589,913
Total	$ 981,532	$ 910,563

Costs of Obtaining Contracts with Customers

The Company elected the practical expedient whereby they recognize incremental costs of obtaining a contract, generally consisting of commissions, as expense when incurred as the performance obligation for product sales is transferred to the customer within one year.

Advertising

Advertising costs are expensed as incurred and amounted to $69,869 and $15,047 during the years ended December 31, 2022 and 2021, respectively.

Share-Based Compensation

The Company records share-based payments net of forfeitures, resulting from the issuance of share-based awards as an expense in the statement of loss and comprehensive loss over the service period based on measurement of fair value for each stock award at the grant date. The fair value of awards, net of forfeitures, is recognized as expense in the statement of operations over the requisite service period, which is generally the vesting period.

The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including historical sales of common stock, the illiquid nature of an investment in the Company's common stock, the Company's financial performance and financial position and the Company's future prospects and opportunity for liquidity events.

See independent auditor's report.

Impact Infrastructure, Inc.

Foreign Currency Transactions

The operations of Impact Canada are measured using the Canadian dollar, its functional currency, and translated into U.S. dollars for presentation in the consolidated financial statements. Assets and liabilities have been translated using the foreign currency exchange rate at the balance sheet date. Revenues and expenses are translated using an average quarterly rate and cash flows are reported using the average rate for the period.

The related foreign translation gain (loss) is reflected in comprehensive loss and the accumulated other comprehensive income (loss) account included as a component of stockholders' deficit. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in other income (expense) in the consolidated statements of loss and comprehensive loss.

Income Taxes

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. The Company is eligible for certain Canadian research and development tax credits which are refundable to the Company in cash. Given the Company's limited operating history, such refunds will be recognized as a benefit within the Company's tax provision upon approval by the relevant Canadian tax authorities.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the consolidated financial statements as of December 31, 2022 or 2021. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2022 and 2021, the Company had no accruals for interest or penalties related to income tax matters. The Company is no longer subject to federal and state tax examinations by tax authorities for tax filings prior to 2019.

3. INTERNALLY DEVELOPED SOFTWARE

During the years ended December 31, 2022 and 2021, the Company capitalized $301,274 and $315,426, respectively, of internally developed software costs in connection with the continued development of its cloud platform.

Internally developed software as of December 31, 2022 and 2021 consists of the following:

	2022	2021
Internally developed software	$ 3,413,021	$ 3,111,747
Less accumulated amortization	(2,939,175)	(2,600,575)
Internally developed software, net	$ 473,846	$ 511,172

Minimum future amortization of internally developed software is as follows:

Year Ending December 31,	
2023	$ 270,633
2024	153,001
2025	50,212
	$ 473,846

For the years ended December 31, 2022 and 2021, the Company recorded $344,000 and $368,839, respectively, of amortization expense.

4. LINE OF CREDIT

The Company has a line of credit agreement with a bank which provides for borrowings up to $100,000, as amended. The outstanding balance under the line of credit was $94,439 and $94,729 as of December 31, 2022 and 2021, respectively. The line of credit required interest at a rate of 7.14%.

The Company recognized interest expense of $41,298 and $12,020 related to the line of credit for the years ended December 31, 2022 and 2021, respectively.

5. **NOTES PAYABLE**

Notes Payable to officer/stockholder

During 2022 and 2021, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 2.5% per annum. The aggregate outstanding balance under the promissory notes was $733,669 and $243,670 as of December 31, 2022 and 2021, respectively. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

Notes Payable to stockholder

During 2022, the Company entered into a promissory notes with two stockholders with a state interest rate of 5.95% per annum. The aggregate outstanding balance under the promissory notes was $182,600 as of December 31, 2022. The notes matured and were fully repaid in January 2023.

Economic Injury Disaster Loan

In June 2020, the Company applied for and received an Economic Injury Disaster Loan ("EIDL") under the CARES Act in the amount of $151,900. Collateral is required for loans greater than $25,000. The terms of the funding agreement indicate that the Company must utilize the funds to meet financial obligations and operating expenses that could have been met had the disaster (the pandemic) not occurred. The loan accrues interest at a rate of 3.75% and has a term of 30 years. Monthly payments of principal and interest of $731 are due starting 12 months from the date of the loan. The loan must be repaid and cannot be forgiven.

In November 2021, the Company applied for and received an EIDL modification increasing the amount to $501,900. Monthly payments of principal and interest of $2,518 are due starting 12 months from the date of the loan. The remainder of the loan terms were unchanged from those aforementioned.

Bridge Loans

As of December 31, 2022 and 2021, there were $541,123 of Bridge Loans with investors outstanding. The Bridge Loans provide for conversion into shares of the Company's capital stock in the event of a Qualified Financing or other Corporate Transaction as defined. The Bridge Loans accrue interest at rate of 6%. Upon the maturity date, August 13, 2023, the Bridge Loans may be repaid or converted to shares of the Company's capital stock upon the election of investors holding a majority of the principal amount then outstanding.

Impact Infrastructure, Inc.

6.   STOCKHOLDERS' EQUITY

Preferred Stock

As of December 31, 2022, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share. There have been no dividends declared to date.

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2022, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption

Series A is not redeemable.

Voting

The holders of Preferred Stock shall be entitled to one vote for each share of common stock into which such Preferred Stock could then be converted. The holders of Series A and common stock shall vote together as a single class.

Liquidation Preferences

In the event of any Liquidation Event, as defined, either voluntary or involuntary, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets to the holders of common stock an amount per share equal to the sum of the Original Issue Price plus declared but unpaid dividends on such share. In the event that the assets distributed to the holders of the Series A are insufficient to permit the payment to such holders for the full preferential amount, then the Company's assets available for distribution shall be distributed ratably among the holders of the Series A in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Right to Participate

Series A holders have the right to participate in any equity financings on a pro-rata basis.

Common Stock

The holders of common stock shall be entitled to one vote for each share held.

In the event of a Liquidation Event, as defined, either voluntary or involuntary, after the payment of all preferential amounts required to be paid to all holders of Series A, the remaining assets of the Company shall be distributed pro rata among the holders of the common stock.

On May 12, 2022, the Company, through a Board resolution, approved a 10-for-1 stock split ("stock split") of the Company's common stock. No fractional shares were issued in connection with the stock split. All share and per share amounts, including phantom shares, stock options, and restricted stock awards have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split. Further, exercise prices of stock options and phantom shares have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split.

7. SHARE-BASED COMPENSATION

Phantom Shares

The Company has issued phantom shares to certain employees and contractors, which contain vesting provisions and an Initial Value, generally the fair value of common stock on the date of grant. A portion of the phantom shares are redeemable for cash upon a Liquidity Event, as defined, and a portion are redeemable within 60 days at the request of the holder.

As of December 31, 2022 and 2021, the Company has 348,180 and 233,560 phantom shares outstanding, respectively, that are redeemable only upon a Liquidity Event. As of December 31, 2022, all phantom shares have fully vested. The Company shall redeem the phantom shares for an amount equal to the excess of the per share consideration received in the Liquidity Event over the Initial Value of the grant.

As of December 31, 2022 and 2021, the Company had 28,000 and 40,000 phantom shares outstanding and vested that are redeemable within 60 days at the request of the holder. As a result of the redemption rights, these phantom shares are recorded as a liability at their fair value. As of December 31, 2022 and 2021, the value of these phantom share grants is estimated to be $210,056 and $300,080, respectively.

Impact Infrastructure, Inc.

Stock Options

In January 2017, the Company's Board of Directors approved the 2017 Equity Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant non-statutory and incentive stock awards, restricted stock and stock appreciation rights to the Company's employees, officers, directors, consultants, and advisors. As of December 31, 2022, the aggregate number of shares that are authorized for issuance under the Plan is 370,000.

As of December 31, 2022, there were no shares available for future grants under the Plan.

During the years ended December 31, 2022 and 2021, the Company recorded share-based compensation expense of $173,001 and $19,420, respectively.

A summary of option activity under the Plan for the year ended December 31, 2022 is as follows:

	Number of Options	Exercise Price		Contractual Term
Outstanding options at December 31, 2021	58,000	$	10.25	6.81
Granted	49,000			
Canceled/forfeited	(25,870)			
Outstanding options at December 31, 2022	81,130	$	8.56	7.20
Exercisable options at December 31, 2022	81,130	$	8.56	7.20

The weighted-average grant date fair value of options granted during the years ended December 31, 2022 and 2021 was $3.23 per share. As of December 31, 2022, there was no unrecognized stock compensation expense.

8. INCOME TAXES

Due to the Company's operating losses and a full valuation allowance on deferred tax assets, the Company's tax benefit for the years ended December 31, 2022 and 2021, relates to Canadian research and development tax credits (as discussed in Note 2), offset by foreign and state tax minimums.

Impact Infrastructure, Inc.

Significant components of the Company's deferred tax assets as of December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred tax assets:		
Operating loss carryforwards	$ 3,140,000	$ 2,830,000
Other	85,000	85,000
Share-based compensation	143,000	96,000
Total deferred tax assets	3,368,000	3,011,000
Deferred tax liabilities:		
Internally developed software	(185,000)	(197,000)
Total deferred tax liabilities	(185,000)	(197,000)
Net deferred tax assets before valuation allowance	3,183,000	2,814,000
Valuation allowance	(3,183,000)	(2,814,000)
Total deferred taxes	$ -	$ -

The Company has provided a valuation allowance against the deferred tax assets as it has incurred significant losses since its inception. Management currently believes that it is more likely than not that the deferred tax assets will not be realized in the future. The increase in the valuation allowance during 2022 and 2021 was $369,000 and $172,000, respectively.

At December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $11,500,000. The Company's 2022 and 2021 federal net operating losses can be carried forward indefinitely. The Company's federal net operating losses prior to 2021 and state net operating losses can be carried forward 20 years and begin to expire in 2036.

Under provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of the net operating loss carryforwards which could be utilized annually to offset future taxable income and taxes payable.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 21, 2023, which is the date the consolidated financial statements were available to be issued. In February 2023, the Company sold 151,961 shares of Common Stock for gross proceeds of $1,109,581. Included in gross proceeds were deposits received from investors in 2022 and included in accrued expenses on the 2022 Balance Sheet totaling $184,190. Other than this sale of Common Stock there were no subsequent events requiring adjustment to, or disclosure in, the financial statements.

See independent auditor's report.

Impact Infrastructure, Inc. doing business as Autocase

Profit and Loss

Jan to Dec 2023

	in USD	Exchange Rate	1.32

	Total
Revenue	$ 663,545.81
Operating Expense	$ 2,179,610.32
Loss/Gain from Operation	**-$ 1,516,064.51**
Other Income	$ 41,038.88
Other Expense	$ 341,964.42
Net Income	**-$ 1,816,990.05**

Impact Infrastructure, Inc. in USD Exchange Rate 1.3200

Consolidated Balance Sheet

As of Dec 31, 2023

	Assets
Current Asset:	Total
Cash and cash equivalents:	**$ 35,758.13**
Account Receivable	**$ 211,607.77**
Other Receivable	**$ -**
Prepaid Expense and other current assets	**$ 9,150.44**
Total Current Asset	**$ 256,516.34**
Property and equipment, net	**$ 1,489.95**
Internally developed software, net	**$ 566,472.02**
other asset	**$ 1,010.00**
Total Assets	**$ 825,488.30**
Current Liabilities	**Liability & Equity**
Line of Credit	**$ 91,345.08**
Account Payable	**$ 48,497.30**
Other Liabilities and Accrued Expenses	**$ 469,607.26**
Notes payable to officers/stockholder	**$ 1,257,423.94**
Phantom share liabilities	**$ 100,504.34**
Deferred Revenue	**$ 267,919.78**
Bridge Loan	**$ 541,123.08**
Total Current Liabilities	**$ 2,776,420.78**
Economic Injury Diasaster Loan	**$ 500,000.00**
Total Liabilities	**$ 3,276,420.78**
Equity	
Capital Stock	**$ 10,120,674.26**
Retained Earning	**-$ 11,686,738.14**
Capital Transfer	**-$ 293,835.16**
StartEngine Common Stock	**$ 1,215,411.81**
Net Income	**-$ 1,806,445.25**
Total Equity	**-$ 2,450,932.48**
Total Liabilities and Equity	**$ 825,488.30**

Statement of Cash Flows
January - December 2023

in USD   Exchange   1.32

	Total
Cash flows from operating activities:	
Net loss	(1,816,990.05)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Share-based compensation	
Depreciation and amortization	
Changes in operating assets and liabilities	
Accounts receivable	80,844.43
Other receivables	-
Prepaid expenses and other current assets	(205.33)
Accounts payable	(14,391.86)
Accrued expenses	(634.36)
Deferred Revenue	169,727.73
Phantom share liability	(108,512.00)
Other assets	-
Other Loans	358,938.47
Due To/(From) Related Party: Impact Infrastructure Inc, USA	1,211,817.46
Net cash provided by operating activities	**(119,405.52)**
Cash flows from investing activities	
Due To/(From) Related Party: Impact Infrastructure Inc, USA	(1,245,051.28)
Purchase of property and equipment	(91,961.49)
Capitalized internally developed software costs	-
Net cash used in investing activities	**(1,337,012.77)**
Cash flows from financing activities:	
Common Stock	352.74
Additional paid in capital	396,140.26
Proceeds from StartEnine Common Stock	1,031,221.43
Proceeds from Economic Injury Disaster Loan	3,136.00
Net cash provided by financing activities	**1,430,850.43**
Effect of exchange rate changes on cash and cash equivalents	
Net cash increase for period	**(25,567.86)**
Cash at beginning of period	**57,948.00**
Cash at end of period	**32,380.14**

Impact Infrastructure, Inc.
Consolidated Statement of Changes in Stockholders' Deficit
Year ended Dec 31, 2023

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity(Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	19,513	$ 2,000,083	1,585,770	$ 15,858.00	$ 7,707,584.00	$ (12,007,137.00)	$ 87,373.00	$ (2,196,239.00)
Repurchased shares								$ -
Share-based compensation					$ 60,493.00			$ 60,493.00
Net loss						$ (1,816,990.05)		$ (1,816,990.05)
Translation adjustment								
Balance at December 31, 2023	19,513	$2,000,083.00	1,585,770	$ 15,858.00	7,768,077.00	$ (13,824,127.05)	$ 87,373.00	$ (3,952,736.05)

Impact Infrastructure, Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023

1. NATURE OF OPERATIONS

Business and Basis of Presentation

The consolidated financial statements include the accounts of Impact Infrastructure, Inc. ("Impact Infrastructure") and its wholly-owned subsidiary Impact Infrastructure Canada, Inc. ("Impact Canada"), collectively, the "Company." All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company, founded in 2012, provides cloud-based software that automates cost-benefit analysis for sustainable buildings and green infrastructure. Impact Canada provides research and development as well as sales and marketing support to the Company. The Company is headquartered in New York, New York with an office in Toronto, Canada.

Liquidity and reliance on majority stockholder

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company's Chief Executive Officer ("CEO"), to fund its operations (see Note 5). The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses. The Company reviews its accounts receivable to determine if an allowance for doubtful accounts is necessary based on past collection history as well as general economic and credit conditions. Receivables are written off when deemed uncollectible, with any future recoveries recorded as income when received. As of December 31, 2023, management has determined that no allowance for doubtful accounts is necessary.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company's cash and cash equivalent are maintained with high-credit quality financial institutions. At times, deposits held may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company generally does not obtain collateral in support of its trade accounts receivable.

Internally Developed Software

The Company reviews certain internal and external costs incurred during the application development stage of internally developed software projects for capitalization. Software is recorded at cost and is amortized using the straight-line method over its estimated useful life, generally three to five years. Costs incurred related to upgrades and enhancements of this internally developed software that significantly increase functionality are capitalized. Amortization of the upgrades and enhancements commences when the software is complete and placed in service.

Costs incurred during the planning and training stages of the software development life cycle are expensed as incurred.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when expected undiscounted cash flows are less than the asset's carrying value. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. No impairment charges were recorded for the years ended December 31, 2023.

Property and Equipment

Property and equipment are stated at cost, net of depreciation and amortization. Depreciation and amortization is computed over the estimated useful lives of the related assets on a straight-line basis as follows:

Estimated Useful Life Equipment 3-5 years Computer software 3-5 years Office furniture and fixtures 5-7 years Leasehold improvements Lesser of lease term or estimated useful life. Upon retirement or sale, the cost and the related accumulated depreciation and amortization are eliminated and any resulting gain or loss is credited or charged to income. Expenditures for repairs and maintenance costs are charged to expense as incurred.

Revenue from Contracts with Customers

Revenue is recognized upon transfer of control of promised goods and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Goods and services which are determined to be distinct are accounted for as separate performance obligations. After determining the performance obligations in a contract, the Company then determines the transaction price, allocates the transaction price to the performance obligations based upon relative standalone selling prices, and recognizes revenue when the performance obligation is satisfied.

Customer contracts may include software subscription and consulting services or both. The Company evaluated its contracts and determined that software subscriptions and consulting services are separate performance obligations. When these services are sold together the transaction price is allocated based on the observable standalone selling price for each performance obligation. All contracts have fixed transaction prices. Software subscriptions are sold as term-based subscriptions, generally one year, and revenue is recognized ratably over the subscription term as access to the software is provided to the customer. Consulting services are primarily based on time and materials and revenue is recognized monthly upon delivery of services.

Software subscriptions are billed annually in advance and recorded as a contract liability. Consulting services are billed monthly. Contract liabilities are expected to be recognized as revenue within one year.

Reimbursements, including those relating to travel, other out-of-pocket expenses and third-party costs, are included in revenues. The related reimbursable expenses are included in operating expenses.

Revenue for the year ended December 31, 2023 was comprised of the following:
Software subscriptions $322,858.77
Consulting services $340,687.04
Total $663,545.81

Costs of Obtaining Contracts with Customers
The Company elected the practical expedient whereby they recognize incremental costs of obtaining a contract, generally consisting of commissions, as expense when incurred as the performance obligation for product sales is transferred to the customer within one year.

Share-Based Compensation
The Company records share-based payments net of forfeitures, resulting from the issuance of share-based awards as an expense in the statement of loss and comprehensive loss over the service period based on measurement of fair value for each stock award at the grant date. The fair value of awards, net of forfeitures, is recognized as expense in the statement of operations over the requisite service period, which is generally the vesting period.

The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including historical sales of common stock, the illiquid nature of an investment in the Company's common stock, the Company's financial performance and financial position and the Company's future prospects and opportunity for liquidity events.

Foreign Currency Transactions
The operations of Impact Canada are measured using the Canadian dollar, its functional currency, and translated into U.S. dollars for presentation in the consolidated financial statements. Assets and liabilities have been translated using the foreign currency exchange rate at the balance sheet date. Revenues and expenses are translated using an average quarterly rate and cash flows are reported using the average rate for the period.

The related foreign translation gain (loss) is reflected in comprehensive loss and the accumulated other comprehensive income (loss) account included as a component of stockholders' deficit. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in other income (expense) in the consolidated statements of loss and comprehensive loss.

Income Taxes

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. The Company is eligible for certain Canadian research and development tax credits which are refundable to the Company in cash. Given the Company's limited operating history, such refunds will be recognized as a benefit within the Company's tax provision upon approval by the relevant Canadian tax authorities.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the consolidated financial statements as of December 31, 2023. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2023, the Company had no accruals for interest or penalties related to income tax matters. The Company is no longer subject to federal and state tax examinations by tax authorities for tax filings prior to 2019.

3. INTERNALLY DEVELOPED SOFTWARE

During the years ended December 31, 2023, the Company capitalized $435,910.71, of internally developed software costs in connection with the continued development of its cloud platform.

Internally developed software as of December 31, 2023 consists of the following:
Internally developed software $3,848,931.53
Less accumulated amortization $3,282,459.51
Internally developed software, net $566,472.02

For the years ended December 31, 2023, the Company recorded $343,284.72 of amortization expense.

4. LINE OF CREDIT

The Company has a line of credit agreement with a bank which provides for borrowings up to $100,000, as amended. The outstanding balance under the line of credit was $91,933.05. The line of credit required interest at a rate of 7.14%.

5. NOTES PAYABLE

Notes Payable to officer/stockholder

During 2023, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 2.5% per annum. The aggregate outstanding balance under the promissory notes was $1,235,626 as of December 31, 2023. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

Notes Payable to stockholder

During 2023, the Company entered into a promissory notes with one stockholder with a state interest rate of 5.95% per annum. The aggregate outstanding balance under the promissory notes was $85,000 CAD as of December 31, 2023.

Economic Injury Disaster Loan

In June 2020, the Company applied for and received an Economic Injury Disaster Loan ("EIDL") under the CARES Act in the amount of $151,900. Collateral is required for loans greater than $25,000. The terms of the funding agreement indicate that the Company must utilize the funds to meet financial obligations and operating expenses that could have been met had the disaster (the pandemic) not occurred. The loan accrues interest at a rate of 3.75% and has a term of 30 years. Monthly payments of principal and interest of $731 are due starting 12 months from the date of the loan. The loan must be repaid and cannot be forgiven.

In November 2021, the Company applied for and received an EIDL modification increasing the amount to $501,900. Monthly payments of principal and interest of $2,518 are due starting 12 months from the date of the loan. The remainder of the loan terms were unchanged from those aforementioned. As of Dec 31, 2023, the balance is $500,000.

Bridge Loans

As of December 31, 2023, there were $541,123 of Bridge Loans with investors outstanding. The Bridge Loans provide for conversion into shares of the Company's capital stock in the event of a Qualified Financing or other Corporate Transaction as defined. The Bridge Loans accrue interest at rate of 6%. Upon the maturity date, August 13, 2023, the Bridge Loans may be repaid or converted to shares of the Company's capital stock upon the election of investors holding a majority of the principal amount then outstanding.

As of Dec 31, 2023, company has a loan to Cenlar. The balance is $222,603.92. In addition, the company has another loan to Kabbage fund. The balance is $177,375.64 as of Dec 31, 2023.

6. STOCKHOLDERS' EQUITY

Preferred Stock

As of December 31, 2023, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share. There have been no dividends declared to date.

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2023, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption: Series A is not redeemable.

Voting

Right to Participate : Series A holders have the right to participate in any equity financings on a pro-rata basis.

Common Stock

The holders of common stock shall be entitled to one vote for each share held.

In the event of a Liquidation Event, as defined, either voluntary or involuntary, after the payment of all preferential amounts required to be paid to all holders of Series A, the remaining assets of the Company shall be distributed pro rata among the holders of the common stock.

On May 12, 2022, the Company, through a Board resolution, approved a 10-for-1 stock split ("stock split") of the Company's common stock. No fractional shares were issued in connection with the stock split. All share and per share amounts, including phantom shares, stock options, and restricted stock awards have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split. Further, exercise prices of stock options and phantom shares have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split.

7. SHARE-BASED COMPENSATION

Phantom Shares and Stock Options

The Company has issued phantom shares to certain employees and contractors, which contain vesting provisions and an Initial Value, generally the fair value of common stock on the date of grant. A portion of the phantom shares are redeemable for cash upon a Liquidity Event, as defined, and a portion are redeemable within 60 days at the request of the holder.

As of December 31, 2023, the Company has 545,127 phantom shares and Options outstanding, that are redeemable only upon a Liquidity Event. As of December 31, 2023, all phantom shares have fully vested. The Company shall redeem the phantom shares for an amount equal to the excess of the per share consideration received in the Liquidity Event over the Initial Value of the grant.

As of December 31, 2023, the Company had 19,000 phantom shares outstanding and vested that are redeemable within 60 days at the request of the holder. As a result of the redemption rights, these phantom shares are recorded as a liability at their fair value. As of December 31, 2023, the value of these phantom share grants is estimated to be $100,504.34.

In January 2017, the Company's Board of Directors approved the 2017 Equity Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant non-statutory and incentive stock awards, restricted stock and stock appreciation rights to the Company's employees, officers, directors, consultants, and advisors. As of December 31, 2023, the aggregate number of shares that are authorized for issuance under the Plan is 630,000.

As of December 31, 2023, there are 84,873 shares available for future grants under the Plan.

8. INCOME TAXES

Due to the Company's operating losses and a full valuation allowance on deferred tax assets, the Company's tax benefit for the years ended December 31, 2023, relates to Canadian research and development tax credits (as discussed in Note 2), offset by foreign and state tax minimums.

I, John Williams, the CEO of Impact Infrastructure Inc., hereby certify that the financial statements of Impact Infrastructure, Inc. and notes thereto for the periods ending Dec 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Impact Infrastructure, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Feb 28, 2024.

John Williams (Signature)

CEO (Title)

Feb 28, 2024 (Date)

Description of Business (copy and paste the information above and edit appropriately)

<p>Impact Infrastructure Inc. (dba as Autocase) is a C Corporation organized under the laws of the state of Delaware that produces a Software as a Service (SaaS) called Autocase, that automates the economic analysis of sustainability investments in Buildings e.g. energy conservation measures. The Company's business model consists of SaaS focused on Architecture & Engineering firms (AECs), as well as both public and private building owners. </p>

<p>Our software and services are sold across North America and beyond through online marketing, as well as in person at conferences, etc. We believe the Company is a leader in the rapidly emerging climate tech market, and since our commercial release in 2017, Autocase has been embraced by leaders across numerous sectors including by some of the world's largest AECs (Arup, Stantec & Gensler) and building owners (Brookfield, Atlanta Airport & Miami-Dade County) leading to software revenue growth averaging well over 100% per year over the last 5 years.</p>

<p>The company was incorporated as an LLC in 2012 in Delaware. In 2014, the company converted from an LLC to a C-Corp. The Company currently is the 100% parent owner to a Canadian subsidiary called Impact Infrastructure Canada, Inc., which was incorporated in 2016.</p>

Previous Offerings (copy and paste the information above and edit appropriately)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $2,000,000.00

Number of Securities Sold: 19,513

Use of proceeds: Seed funding to develop the software

Date: September 24, 2014

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $581,606.00

Use of proceeds: Funding continual growth in the company

Date: September 09, 2021

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $7,062,416.00

Number of Securities Sold: 1,773,005

Use of proceeds: Growing the software business

Date: November 22, 2021

Offering exemption relied upon: Section 4(a)(2)

Risk Factors (copy and paste the information above and edit appropriately)

Risk Factors

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified.

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Impact Infrastructure, Inc. (dba as Autocase) was formed on September 24, 2014 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Autocase has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Time to Profitability

To date the company has only had a handful of months where cash flow in has exceeded cash flow out, there is a risk that as the companies continues to grow that reaching break-even and profitability could be a long way off. This isn't unusual in SaaS businesses but a potential concern for some.

Backtracking on Sustainability

The world has moved rapidly towards caring more and more about sustainability, climate change, equity and resiliency and while that is great news for us, there is a risk that those who don't support such things could undermine efforts in these directions in the future.

Rolling Closings

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Foreign Team Members

The Company currently has five Directors & Officers based in the USA, the Chairman & CEO, the Vice Chairman & Secretary, and three Board Members, along with two officers who are based in Canada, the COO and Vice President of the Company. Please note this may affect any future ability to bring an action against these foreign individuals.

Beta Risk for a Second New Product

We have just released a new beta product for a new second major product which entails some market risk. We have some revenue coming from it already but it is very early days and there is uncertainty in regards to how it will perform.

Industry Risk

The ClimateTech software industry is in early stages and as a result it's future growth is uncertain. The industry is still nascent and it isn't clear how regulatory and legislative changes will affect the future of the industry.

Operating Results (copy and paste the information above and edit appropriately). Please also include a description of any transaction since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised.

Revenue:

Revenue for fiscal year 2023 was $663,545.81 Our software revenues grew dramatically to $322,858.77.Our biggest market by far continues to the the U.S. and we expect that to continue despite slowly growing sales outside of the U.S., particularly in Canada.

Expense:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. By far our biggest share of expenses are related to compensation and benefits. Operating expenses is $2,179,610.32 for fiscal year 2023.Historically we have not tracked cost of sales or gross margin because our cost of sales is very small and happens irregularly. They consist primarily of third party consulting costs. Also the vast majority of our expenses as a company are salary which would not be included in cost of sales.

Historical results and cash flows:

The Company is currently in the early sales stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the cash flows expected for the future because as cash from sales increases rapidly the need for cash from other sources will disipate. Past cash was primarily generated through sales, equity investments and government grants. Our goal is to drastically increase sales and revenue generated from software to break-even within the next couple of years.

Debt (copy and paste the information above and edit appropriately)

1. Creditor: Economic Injury Disaster Loan from the SBA

Amount Owed: $500,000

Interest Rate: 3.75%

Maturity Date: December 01, 2051

2. Creditor: PNC Line of Credit

Amount Owed: $91,345.08

Interest Rate: 7.14%

Maturity Date: January 01, 2032

3.Creditor: Note Payable to Officer and Stockholder (John Williams)

Amount Owed: $1,235,626

Interest Rate: 2.5%

Maturity Date: January 01, 2032

4.Creditor: Bridge Loans (this is the same as the convertible notes from Seed Invest in the securities section)

Amount Owed: $541,123.00

Interest Rate: 6.0%

Maturity Date: August 13, 2023

5. Creditor: Cenlar

Amount Owed: $222,603.92

Interest Rate: 9.09%

Maturity Date: August 13, 2047

6. Creditor: Kabbage

Amount Owed: $177,375.64

Interest Rate: 10.48%

Maturity Date: August 13, 2032

Directors and Officers (copy and paste the information above and edit appropriately)

Name: John Williams

John Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: March, 2012 - Present

Responsibilities: Leading the Company. Equity compensation: 77,980 phantom shares to date

Position: Chairman of the Board

Dates of Service: September, 2014 - Present

Responsibilities: Leading the Board of Directors

Name: Stephane Larocque

Stephane Larocque's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: October, 2014 - Present

Responsibilities: Leading the day-to-day operations, this includes acting as the CFO since the company does not have a specific person with that title. The CFO activities includes oversight of accounting activities and really all financial transactions. Equity compensation: 74,670 phantom shares (This is the total amount of equity received since Stephane joined the company)

Name: Katelyn Lawson

Katelyn Lawson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Product & Digital Solutions

Dates of Service: July, 2020 - Present

Responsibilities: Leading our software product development. Equity compensation: 21,600 phantom shares (This is the total amount of equity received since Katelyn joined the company)

Other business experience in the past three years:

Employer: Autocase

Title: Product Manager

Dates of Service: February, 2016 - July, 2020

Responsibilities: Managing the Autocase software product

Name: Eric Bill

Eric Bill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Economist

Dates of Service: July, 2015 - Present

Responsibilities: Overseeing all of the data and economics within the software and services provided by the company. Equity compensation: 36,680 phantom shares (This is the total amount of equity received since Eric joined the company)

Name: Bill Davis

Bill Davis's current primary role is with Founder & Managing Director of Stance Capital. Bill Davis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-Chairman & Secretary

Dates of Service: September, 2014 - Present

Responsibilities: Helping the Chairman run the Board of Directors. Equity Compensation: 5,000 phantom shares & 15,000 common stock (This is the total amount of equity received since Bill became a board member)

Name: Raffaela Dunne

Raffaela Dunne's current primary role is with VHB. Raffaela Dunne currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Directing the Company. Outside of the Impact Infrastructure Board, she leads business development in the northeast healthcare sector at VHB, while with Washington Square Partners she directed company operations. Equity compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since Raffaela became a board member)

Other business experience in the past three years:

Employer: Washington Square Partners

Title: Senior VP

Dates of Service: January, 1995 - January, 2021

Responsibilities: SVP at Washington Square Partners responsible for several company and business operations.

Other business experience in the past three years:

Employer: VHB

Title: VP

Dates of Service: October, 2021 - Present

Responsibilities: Leading business development in the northeast healthcare sector and a VP responsible for healthcare industry business development in the northeastern US.

Name: Whitney Stevens

Whitney Stevens's current primary role is with Southampton Arts Center. Whitney Stevens currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Directing the Company. Equity Compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since Whitney became a board member)

Other business experience in the past three years:

Employer: Mend

Title: Co- Founder, Board Observer, and Strategic Advisor

Dates of Service: January, 2018 - Present

Responsibilities: Founder and board observer with Mend a healthcare supplement company

Other business experience in the past three years:

Employer: Southampton Arts Center

Title: Founding Co-Chair

Dates of Service: January, 2012 - Present

Responsibilities: Co-Chair/Executive director with the Southampton Arts Center where she directs business operations and business development.

Other business experience in the past three years:

Employer: New York Foundation for the Arts (NYFA)

Title: Board and Executive Committee Member

Dates of Service: January, 2005 - Present

Responsibilities: Executive Committee Member and Past Board Chair at the New York Foundation for the Arts where she plays a governance and oversight role of NYFA operations and development.

Other business experience in the past three years:

Employer: New York Foundation for the Arts (NYFA)

Title: Former Board Chair and member of the executive committee

Dates of Service: January, 2018 - Present

Responsibilities: A governance and oversight role of NYFA business operations and business development.

Name: David Stoller

David Stoller's current primary role is with Executive Chairman of reach4entertainment. David Stoller currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Directing the company. Equity Compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since David became a board member)

Principal Securities Holders (copy and paste the information above and edit appropriately)

Title of class: Common Stock

Stockholder Name: John Williams

Amount and nature of Beneficial ownership: 1,506,929

Percent of class: 61.96%

Related Party Transactions (copy and paste the information above and edit appropriately)

Name of Entity: John Williams

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: John has lent the company $1,232,626

Material Terms: The interest rate is 2.5% but there are no maturity dates or term.

Please fill out the following statement about your securities:

The company has authorized Common Stock, Series A Convertible Preferred Stock, Convertible Notes under Seed Invest, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 192,492 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,773,005 outstanding.

Voting Rights

Standard 1 stock 1 vote for shares of Common Stock.

Material Rights

The total amount outstanding includes 84,873 shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 545,127 shares to be issued pursant to stock options issued.

Transfer Restriction for Certain Holders

Holders of Common Stock who are party to that certain Stockholder's Agreement dated as of September 25, 2014 have restrictions on the transfer of their shares. These transfer restrictions will not apply to investors who invest through this Regulation Crowdfuding offering.

Series A Convertible Preferred Stock

The amount of security authorized is 20,000 with a total of 19,513 outstanding.

Voting Rights

The holders of Series A Convertible Preferred Stock shall be entitled to one vote for each share of common stock into which such Series A Convertible Preferred Stock could then be converted. The holders of Series A Convertible Preferred Stock and common stock shall vote together as a single class.

Material Rights

Key Materials Rights. Please refer to Exhibit F of the Offering Materials for further details.

Preferred Stock

As of December 31, 2021, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share.

There have been no dividends declared to date.

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2021, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption

Series A is not redeemable.

Liquidation Preferences

In the event of any Liquidation Event, as defined, either voluntary or involuntary, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets to the holders of common stock an amount per share equal to the sum of the Original Issue

Price plus declared but unpaid dividends on such share. In the event that the assets distributed to the holders of the Series A are insufficient to permit the payment to such holders for the full preferential amount, then the Company's assets available for distribution shall be distributed ratably among the holders of the Series A in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Right to Participate

Series A holders have the right to participate in any equity financings on a pro-rata basis.

Convertible Notes under Seed Invest

The security will convert into Preferred shares and the terms of the Convertible Notes under Seed Invest are outlined below:

Amount outstanding: $541,123.00

Maturity Date: August 13, 2023

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: There are several potential triggers such as upon Qualified Equity Financing, A Corporate Transaction or At Maturity

Material Rights

Definitions

Qualified Equity Financing

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

Corporate Transaction

"Corporate Transaction" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if (a) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction, or (b) it is a bona fide equity financing for capital raising purposes.

Maturity Date

"Maturity Date" means 24 months from the Offering End Date.

Preferred Stock

The amount of security authorized is 30,000 with a total of 0 outstanding.

Voting Rights

Not yet designated.

Material Rights

Rights and preferences have yet to be designated.